

The David Movie was live.
November 16 at 8:59 PM · 🌐

The story of David is epic in scale, and so is the journey to tell it. Joining Phil from The Wingfeather Saga is Author and Producer Andrew Peterson, and Showrunner Chris Wall. They will answer questions and dive deep into the process and future of the project.

Join Phil, Andrew, and Chris today!

Learn more about David at Angel.com/david





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The David Movie
November 21 at 6:33 PM · 🌐

David was a big fan of prayer, especially in song form.

This crucial element of David's life will not be missed, and to talk about it, we have a special guest, Solomon Jordan.

@kingofsolomon has used his platform to write hundreds of prayers that have been used by thousands. A David in his own rite.

Join Solomon and David Creators as they share the role of prayers in David's story.

Find out how you can join this team at angel.com/david

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The issuer is considering an offering of securities exempt from registration under the Securities Act, but has not determined a specific exemption from registration the issuer intends to rely on for the subsequent offer and sale of the securities; No money or other consideration is being solicited, and if sent in response, will not be accepted; No offer to buy the securities can be accepted and no part of the purchase price can be received until the issuer determines the exemption under which the offering is intended to be conducted, and where applicable, the filing, disclosure, or qualification requirements of such exemption are met; and a person's indication of interest involves no obligation or commitment of any kind.



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The David Movie
November 20 at 7:00 PM · 🌐

Jacqui is the Co-founder and Executive Producer of Sunrise Productions. Jacqui produced Africa's first animated feature film, The Legend of the Sky Kingdom. Over the last 21 years, together with her husband and producing partner Phil, they have grown Sunrise into an international animation studio with world class talent.

Jacqui has an expansive entrepreneurial approach to life and film-making, and has overseen and managed the build of Sunrise's brand new full service animation studio in Cape Town, South Africa.

Jacqui's vision is to create world-class family entertainment, and to have fun doing it!

Learn more about David at angel.com/david

The issuer is considering an offering of securities exempt from registration under the Securities Act, but has not determined a specific exemption from registration the issuer intends to rely on for the subsequent offer and sale of the securities; No money or other consideration is being solicited, and if sent in response, will not be accepted; No offer to buy the securities can be accepted and no part of the purchase price can be received until the issuer determines the exemption under which the offering is intended to be conducted, and where applicable, the filing, disclosure, or qualification requirements of such exemption are met; and a person's indication of interest involves no obligation or commitment of any kind.



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The David Movie
November 19 at 7:35 PM · 🌐

We are ecstatic with the response from this great community that we are building!

We reached the mark of 30K followers across all of our social media, and the number keeps growing. So we want to THANK YOU!

To celebrate this incredible milestone, we're calling all #TheDavidMovie fans, and we want you to send us your very own fan art.

Post on your profile until Monday, Nov/29th, and tag us on it so we can follow.
We'll be exhibiting our favorites on the next Livestream Nov/30th @12 MST, and yours could be one of them.

Look at this amazing fan art made by @basil.nevaeh. We absolutely love it!

Go to angel.com/david to learn more about the making of David and find out how you can be part of it.

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The issuer is considering an offering of securities exempt from registration under the Securities Act, but has not determined a specific exemption from registration the issuer intends to rely on for the subsequent offer and sale of the securities; No money or other consideration is being solicited, and if sent in response, will not be accepted; No offer to buy the securities can be accepted and no part of the purchase price can be received until the issuer determines the exemption under which the offering is intended to be conducted, and where applicable, the filing, disclosure, or qualification requirements of such exemption are met; and a person's indication of interest involves no obligation or commitment of any kind.



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The David Movie
November 18 at 7:09 PM · 🌐

As announced during our Livestream, one of the prizes to be given away is a limited edition canvas print of a piece of original digital concept development art from David. And more... it will be signed by the Directors, Phil Cunningham, and Brent Dawes.

If you have someone in your life who is an example of strength and resilience in the face of challenges, nominate them to this award and give them the chance of winning this incredible prize!

To nominate someone is very easy. Create a post in your profile tagging us (Instagram: @TheDavidMovieOfficial or Facebook: @TheDavidMovie) and the person you want to nominate. Briefly tell us why you want to celebrate them, and include #DavidAwardNomination so we can follow along.

Stay tuned for more information. Winners will be announced on November 30th!
To learn more about this film, go to angel.com/david

*Arts in this post by:
@danielclarkart | @m.sparber.art | @veelocityart | @armand_serrano

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The issuer is considering an offering of securities exempt from registration under the Securities Act, but has not determined a specific exemption from registration the issuer intends to rely on for the subsequent offer and sale of the securities; No money or other consideration is being solicited, and if sent in response, will not be accepted; No offer to buy the securities can be accepted and no part of the purchase price can be received until the issuer determines the exemption under which the offering is intended to be conducted, and where applicable, the filing, disclosure, or qualification requirements of such exemption are met; and a person's indication of interest involves no obligation or commitment of any kind.




The Cave of Adullam

When we think about David, bravery comes to mind. He had to flee King Saul and venture into the desert. This is where he took sanctuary in the Cave of Adullam. Our team visited the cave and was awe struck by its size and beauty.

If you, too, have big challenges and are looking to follow your heart, leave your comment here and tell us how you have faced the "Goliaths" in your life?

Learn more about David at angel.com/david

The issuer is considering an offering of securities exempt from registration under the Securities Act, but has not determined a specific exemption from registration the issuer intends to rely on for the subsequent offer and sale of the securities; No money or other consideration is being solicited, and if sent in response, will not be accepted; No offer to buy the securities can be accepted and no part of the purchase price can be received until the issuer determines the exemption under which the offering is intended to be conducted, and where applicable, the filing, disclosure, or qualification requirements of such exemption are met; and a person's indication of interest involves no obligation or commitment of any kind.







The David Movie
November 16 at 8:16 PM ·

Here's Brent Dawes, one of the Directors on David. It seems he had a lot of fun while working on character development, don't you think?

There is a great responsibility in doing justice to David's story, and this is balanced by the satisfaction of the creative process and the people involved in it!

If you want to learn more about the making of this movie, go to angel.com/david

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The issuer is considering an offering of securities exempt from registration under the Securities Act, but has not determined a specific exemption from registration the issuer intends to rely on for the subsequent offer and sale of the securities; No money or other consideration is being solicited, and if sent in response, will not be accepted; No offer to buy the securities can be accepted and no part of the purchase price can be received until the issuer determines the exemption under which the offering is intended to be conducted, and where applicable, the filing, disclosure, or qualification requirements of such exemption are met; and a person's indication of interest involves no obligation or commitment of any kind.

DAVID

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